MANAGEMENT’S DISCUSSION & ANALYSIS – 2012 THIRD QUARTER

This MD&A has been prepared by management and reviewed and approved by the Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed consolidated interim financial statements of Nevsun Resources Ltd. (“Nevsun” or the “Company”) and notes thereto for the three and nine months ended September 30, 2012, and with the audited consolidated financial statements of the Company and notes thereto and related MD&A for the year ended December 31, 2011. The information provided herein supplements but does not form part of the financial statements. This discussion covers the three and nine months ended September 30, 2012, and the subsequent period up to the date of issue of this MD&A. Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars. Additional information relating to the Company, including the Company’s Annual Information Form, is available at www.sedar.com.

Business of the Company

The principal business of Nevsun is the operation of the Bisha Mine in Eritrea, located in north-eastern Africa. Along with its minority owner, the Company is involved in overseeing all aspects of Bisha operations, including exploration, development, extraction, processing and reclamation.

The Bisha Mine consists of a gold, copper and zinc deposit that is projected to have a strong economic return over a remaining twelve year mine life and of a smaller gold and zinc satellite deposit, Harena, which lies 9 km away from the Bisha deposit. Nevsun is a 60% shareholder in the Bisha Project. The remaining 40% interest is held by the Eritrean National Mining Corporation (ENAMCO) and is referred to as the non-controlling interest herein. The top layer of the deposit is gold oxide material lying at surface that allowed an early payback of gold phase capital, while also allowing for funding of the copper expansion and accumulation of cash. The gold oxide phase is expected to be completed in Q2 2013 and the copper plant expansion is underway with copper production expected in mid-2013. The Bisha Mine has the full support of the Eritrean Government, whose senior representatives assist Nevsun in expediting development and operations.

The Company’s significant development project includes the construction of the Bisha Mine copper flotation circuit and exploration of the North West Zone, which is also a satellite deposit to Bisha. The Company recently closed the acquisition of the Mogoraib exploration license, which is located in the same vicinity as Bisha. The copper plant expansion is entirely funded by Bisha operating cash flows. As aresult, Nevsun has not had to access debt or equity markets to fund the expansion and Nevsun's balance sheet remains clear of long-term debt obligations. Nevsun is listed for trading on both the TSX and NYSE MKT LLC stock exchanges under the symbol NSU.

Outlook

  Expects to exceed previously announced 2012 gold production target of 280,000 – 300,000 ounces
  Oxide gold production expected to continue into Q2 2013
  Copper plant expansion on budget and on schedule with commissioning expected for mid-2013
  Mineral resource estimate for North West Zone deposit is expected to be released by mid-2013
  Expects to release its exploration plans for Mogoraib region in Q1 2013

Corporate Social Responsibility Report

During March 2012 the Company published its 2011 Corporate Social Responsibility Report which can be accessed on the Nevsun website at www.nevsun.com/pdf/2011-nevsun-csr-report.pdf.

Third quarter highlights

  Mined 316,000 tonnes of ore at 5.21 g/t gold
  Produced 98,000 ounces of gold; 267,000 ounces in the nine months ended September 30, 2012
  Net income attributable to Nevsun shareholders was $44.2 million, representing earnings of $0.22 per share
  Cash costs of $307 per ounce of gold (Non-GAAP measure, refer to page 10 of this MD&A)

Key financial and operating information

Financial results:

In US $000s (except per share and per ounce data):

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011(1)
Revenues	$169,992	$186,502	$467,095	$376,902
Operating income	125,482	146,944	345,781	288,529
Net income attributable to Nevsun shareholders	44,211	53,323	125,017	100,412
Earnings per share attributable to Nevsun shareholders	0.22	0.27	0.62	0.51
Total assets	$855,433	$700,769	$855,433	$700,769
(1)	The 2011 revenues, operating income, net income attributable to Nevsun shareholders and earnings per share attributable to Nevsun shareholders contain results from February 22, 2011 to September 30, 2011 only.

The following variances result when comparing operations for the three months ended September 30, 2012, with the same period of the prior year (in US $000s except per ounce data):

1.	Revenues: The Company’s Q3 2012 revenues of $169,992 (Q3 2011 – $186,502) included sales of 96,700 ounces of gold (Q3 2011 – 108,600 ounces) at an average realized price of $1,681 per ounce (Q3 2011 – $1,715 per ounce).

2.	Operating expenses: The Company recorded operating expenses for Q3 2012 of $29,196 (Q3 2011 - $20,939). The increase from the comparative period results from increases in costs associated with fuel, mill consumables, and labour and costs associated with an increased volume of waste removal.

3.	Royalties: The Company incurs a 5% precious metals royalty on gold and silver doré sales. In Q3 2012 royalty expenses of $8,154 (Q3 2011 - $9,276) were recorded on gold and silver sales. In Q3 2012, the Company sold fewer gold ounces and realized a lower price per ounce than in the same quarter in the prior year, resulting in lower royalties.

4.	Depreciation and depletion: In Q3 2012 depreciation and depletion of $7,160 (Q3 2011 - $9,343) was recorded. Most of the depreciation is calculated using the units-of-production method with gold ounces produced and ore tonnes mined as the basis for the calculation. There were fewer gold ounces sold and fewer tonnes mined in Q3 2012 compared to Q3 2011, resulting in the lower depreciation figure for Q3 2012.

5.	Administrative: Administrative costs in Q3 2012 were $3,220, down from $3,730 in Q3 2011. The decrease is due primarily to a $1,001 decrease in non-cash share-based payments expenses. Q3 2012 share-based payments expenses were $139, compared to $1,140 in Q3 2011. There was an offsetting non-cash charge to share appreciation rights in Q3 2012 of $895 (Q3 2011 - $1,291) due to an increase in the Company’s share price and a resulting increase in the stock appreciation rights liability. These decreases were offset by increases in business development and remuneration costs.

6.	Finance income: Finance income in Q3 2012 was $899 and is primarily related to interest earned on the amount due from non-controlling interest. Finance income in Q3 2011 was $2,445, of which $2,414 was interest earned on the due from non-controlling interest balance.

7.	Finance costs: Finance costs in Q3 2012 of $153 are entirely attributable to accretion on provision for closure and reclamation. Q3 2011 finance costs were $595 of which $153 was attributable to accretion on provision for closure and reclamation, $426 to interest on loans and advances from non-controlling interest, and $16 to miscellaneous finance costs. There were no interest on advances or miscellaneous finance costs incurred in Q3 2012.

8.	Income attributable to non-controlling interest for the quarter was $31,425, a decrease from $35,877 in Q3 2011. The non-controlling interest has a 40% share in the Bisha Mine.

The following variances result when comparing operations for the nine months ended September 30, 2012, with the same period of the prior year (in US $000s except per ounce data):

1.	Revenues: The Company’s revenues for the nine months ended September 30, 2012, of $467,095 (nine months ended September 30, 2011 – $376,902) included sales of 267,300 ounces of gold (nine months ended September 30, 2011 – 234,700 ounces) at an average realized price of $1,664 per ounce (nine months ended September 30, 2011 – $1,597 per ounce).

2.	Operating expenses: The Company recorded operating expenses for the nine months ended September 30, 2012, of $75,202 (nine months ended September 30, 2011 - $51,965). 2012 operating expenses were higher due to the inclusion of three full quarters of operating results compared to 2011, which included operating results from February 22 to December 31, 2011.

3.	Royalties: In the nine months ended September 30, 2012, royalty expenses of $22,934 (nine months ended September 30, 2011 - $18,762) were recorded on gold and silver sales. The increase in royalties is mostly attributable to the Company having nine full months of operations in 2012, compared to 2011 when the gold plant was being commissioned for most of January and February.

4.	Depreciation and depletion: In the nine months ended September 30, 2012, depreciation and depletion of $23,178 (nine months ended September 30, 2011 - $17,646) was recorded. The increase in depreciation and depletion is mostly attributable to the Company having nine full months of operations in 2012. The comparative period included commissioning and pre-operating activities that ended on February 22, 2011 with the commencement of commercial production.

5.	Administrative: Administrative costs for the nine months ended September 30, 2012, were $5,116, down from $11,046 for the same period in 2011. The decrease is due primarily to a $5,292 decrease in share-based payments expenses resulting from few stock options having been issued by the Company since late Q1 2011. As a result, for the nine months ended September 30, 2012, share-based payments expenses were $599, compared to the nine month period in the prior year, which were $5,891. There was also a $2,004 decrease in stock appreciation rights in the nine months ended September 30, 2012, compared to the same period in the prior year. The decrease results from a decrease in the Company’s share price and a resulting decrease in the stock appreciation rights liability. The decreases in share-based payment expenses and stock appreciation rights were offset by increases in business development costs of $357, remuneration of $482 and legal fees of $393.

6.	Finance income: Finance income for the nine months ended September 30, 2012, was $3,104 and is primarily related to interest earned on the due from non-controlling interest. Finance income for the nine months ended September 30, 2011, was $2,481.

7.	Finance costs: Finance costs for the nine months ended September 30, 2012, of $459 are entirely attributable to accretion on provision for closure and reclamation. For the comparative period finance costs included $356 of accretion on provision for closure and reclamation, $1,515 in interest on advances from non-controlling interest and $116 in miscellaneous finance costs. There were no such interest on advances or miscellaneous finance costs incurred in the nine months ended September 30, 2012.

8.	Income attributable to non-controlling interest for the nine months ended September 30, 2012, was $86,247, an increase of $14,961 from $71,286 when compared to the nine months ended September 30, 2011. The increase is due principally to nine full months of operating results included in income for the period, compared to only seven months of results included in the nine month period ended September 30, 2011.

Gold production and sales statistics(1):

(See discussions of variances in mined grade, milled grade and strip ratio below the tables)

				Nine months ended September 30,
	Q3 2012	Q2 2012	Q1 2012	2012	2011
Tonnes milled	465,000	465,000	430,000	1,360,000	1,351,000
Milled gold grade, g/t	7.40	6.93	6.58	6.98	7.30
Recovery, % of gold	87%	85%	86%	86%	89%
Gold in doré, ounces produced	98,000	87,000	82,000	267,000	278,000
Gold ounces sold	96,700	87,500	83,100	267,300	270,100
Gold price realized per ounce	$1,681	$1,599	$1,712	$1,664	$1,605
Cash cost per ounce sold(2)	$307	$253	$277	$280	$287

Mining statistics:

				Nine months ended September 30,
	Q3 2012	Q2 2012	Q1 2012	2012	2011
Ore mined, tonnes	316,000	500,000	349,000	1,165,000	1,230,000
Mined gold grade, g/t	5.21	6.04	4.71	5.42	7.70
Waste mined, tonnes(3)	2,590,000	1,659,000	1,826,000	6,075,000	5,732,000
Strip ratio, (using BCMs)	10.3	4.0	6.2	6.3	6.6
Copper phase prestrip, tonnes	-	481,000	739,000	1,220,000	-
(1)	The 2011 gold production and sales statistics include results from the pre-operating period, January 1 – February 21, 2011. For accounting purposes, sales from ounces produced prior to February 22, 2011 are considered pre-production and capitalized to property, plant and equipment.
(2)	Cash operating cost per ounce sold includes royalties and is a non-GAAP measure; see pg 10 for more information.
(3)	All waste tonnes mined reflect updated rock density estimates.

Milled grade increased from 6.58 grams per tonne (“g/t”) in Q1 2012 to 7.40 g/t in Q3 2012 as a result of more frequent discovery, mining and mill blending of pockets of exceptionally high grade acid domain ore that were encountered in the pit as the year progressed. The ore in these extremely high grade pockets has poor competency making it difficult to anticipate with exploration core drilling while also requiring sophisticated stockpile blending to facilitate successful processing and recovery of the precious metals. Average metallurgical recoveries for the nine months ended September 30, 2012 of 86% are lower than the 89% experienced in the comparative prior period as a result of the changing nature of the ore and was expected.

The Company’s gold production for Q1, Q2, and Q3 2012 was 82,000, 87,000 and 98,000 ounces respectively. The total for the nine months ended September 30, 2012 of 267,000 was 4% lower than the 278,000 produced in the comparative prior period.

Ore mined was significantly higher in Q2 2012 at 500,000 tonnes, relative to Q1 and Q3 2012 at 349,000 and 316,000 tonnes respectively, as a result of stockpiling in Q2 to prepare for the rainy season that runs from mid-June to mid-September. Waste mined in Q3 2012 of 2,590,000 tonnes increased when compared to the 1,826,000 and 1,659,000 tonnes mined in Q1 and Q2, respectively.

The increase in the Q3 2012 waste tonnes mined and corresponding increase in strip ratio to 10.3 was in accordance with expectations. Copper phase prestripping was completed in Q2 2012 so copper phase waste tonnes are no longer deferred, adding to the strip ratio in Q3. In addition, strip ratio increased as a result of increased pit depth and the newly planned shallower pit walls due to updated geotechnical assessments, as noted in the August 31, 2012 Technical Report. Strip ratio levels similar to Q3 are expected to continue for the next 3 – 4 quarters, however a life of mine strip ratio of 6.6 to 1 is predicted in the August 31, 2012 Technical Report.

The Company started mining ore from the Harena deposit in October 2012 and processing it at the Bisha plant in November. Harena ore has lower in-situ gold grades than the Bisha Main pit ore so, despite similar anticipated mill tonnage throughput, gold production for the fourth quarter is expected to be lower relative to each of the first three quarters of 2012.

The Company has encountered high grade pockets of what it refers to as transition supergene ore in the Bisha Main pit. While it is found in the transition zone between the oxide and supergene phases, the mineralogy of transition supergene ore is different from the previously disclosed pockets of high grade ore found in the acid domain. As with the pockets of high grade acid domain ore, the occurrence of transition supergene is difficult to predict and small in tonnage. Nevsun will trial process this high grade material through the plant in Q4 to confirm its leachability. If test processing proves successful, oxide gold production will extend into Q2 2013.

Once oxide gold production is completed, the carbon-in-leach plant will be mothballed such that it can be restarted should more oxide deposits be discovered in the Bisha vicinity.

New mineral resources and mineral reserves estimates

On September 7, 2012 the Company filed a Canadian National Instrument 43-101 compliant technical report (the “August 31, 2012 Technical Report”) with respect to the mineral resources and reserves estimates for the Bisha and Harena deposits. Expressed as contained metal, the copper reserves estimate increased 6% and the zinc reserves estimate increased 38% as of May 31, 2012, compared with the previous reserves estimate with an effective date of January 1, 2011.

As part of the mineral resources and reserves estimation review, the Company retained AGP Mining Consultants Inc. (AGP), an independent mining and geological consulting firm that had not previously reported on the property. AGP estimated the new mineral resources at Bisha. AGP’s estimate was in turn reviewed by an independent third party engineering company. AMEC Americas Limited estimated the new mineral resources at Harena. AGP also prepared the new combined Bisha and Harena mineral reserves estimate.

The following production profile developed by AGP as an estimate based on certain stated assumptions, without optimizing the mine plan, and, compared to previous production profiles, would result in accelerating the timing of zinc expansion capital. Optimization work, which the Company intends to perform in the near term, is required before the Company decides on whether to accelerate zinc expansion.

Years	2012(1)	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Oxide Phase	Supergene Phase	Supergene & Primary Overlap(3)	Primary Phase(2)
Gold	146,000 oz	36,000 oz	32,000 oz	121,000 oz
Silver	221,000 oz	1,600,000 oz	1,560,000 oz	6,940,000 oz
Copper	317Mlbs	242 Mlbs	301 Mlbs
Zinc	146 Mlbs	1,740 Mlbs
(1)	From May 31, 2012. Total gold production in 2012 is now forecast to exceed 300,000 ounces, including Harena oxides.
(2)	Includes Harena sulphides.
(3)	The mine plan for the purposes of reserves determination contemplates a period of co-processing supergene and primary ores but Bisha has not made a final determination on this approach. Bisha will continue to evaluate and will advise if and when the approach is adopted.

The net impact of the above production profile, and other mine plan changes on the estimated Bisha Project cash flow, on a go-forward basis, is demonstrated below using different metals prices. These are all on an after-tax, royalty and CAPEX basis:

Sensitivity Scenarios	Net Future Cash, $ billions (1)	NPV (8%) $ billions	Metals Prices Used
High metals price case	$ 2.536	$ 1.620	$1,800/oz Au; $36.00/oz Ag; $4.00/lb Cu; $1.25/lb Zn
Medium metals price case	$ 1.608	$ 1.030	$1,500/oz Au; $24.00/oz Ag; $3.00/lb Cu; $1.00/lb Zn
Reserve metals price case	$ 1.319	$ 0.839	$1,175/oz Au; $22.00/oz Ag; $2.80/lb Cu; $0.92/lb Zn
(1)	Net future estimated cash flow is undiscounted after tax from 2012 onwards, and after all expansion and sustaining capital for 100% of the Bisha Project. Nevsun owns 60% of the Bisha Project and also has a receivable from the Eritrean State mining company related to its 30% purchased interest.

Exploration and development

Copper phase development:

The Company continued work on copper phase development activities during Q3 2012, expending $19,630 on the copper phase. Total capital for the copper phase expansion is expected to be approximately $125,000, including the copper plant, port facilities and concentrate container equipment. The Company is taking the same approach to eliminate price risk on construction that it was successfully able to accomplish during the build of the gold plant. As at September 30, 2012, $92,471 had been spent, ordered or arranged, thereby fixing nearly three quarters of the expected project costs. The copper flotation plant is targeted to be operational in mid-2013. The same firm, SENET of South Africa, is the engineering, procurement, and construction management contractor. Photos of the expansion can be found at www.nevsun.com/projects/photogallery/copperphase.

Harena:

In early July 2012, the State of Eritrea granted a mining license to Bisha Mining Share Company for the Harena deposit, located 9 km south of the Bisha plant. The Company started extracting Harena ore in October and processing it at the Bisha plant in November.

North West Zone:

The Company has planned a metallurgical and geotechnical drilling campaign for Q4 2012 with plans to prepare a resource estimate for the North West Zone by mid-2013.

Mogoraib:

On October 10, 2012 the Company closed the acquisition of the Mogoraib exploration license in Eritrea, which includes the Hambok copper and zinc deposit. Consideration for the acquisition was $5,000, plus an additional possible $7,500 upon commencement of commercial production from the licensed area.

While management does not believe Hambok is economic as a stand-alone deposit, the Company plans to undertake further exploration and, with the Bisha plant a short distance away, believes Hambok may become an extension for the Bisha base metal operations. The Company expects to announce its exploration plans for the region in Q1 2013.

If additional exploration is successful and base metals reserves are identified, then the Company may consider increasing the planned capacity of the zinc and copper plant when the Bisha plant transitions from copper to zinc in 2015 or 2016.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below.

In US $000s (except per share data)	2012 3rd	2012 2nd	2012 1st	2011 4th
Revenues	$169,992	$147,713	$149,390	$170,868
Net income attributable to Nevsun shareholders	44,211	39,568	41,238	46,652
Earnings per share attributable to Nevsun shareholders - basic	0.22	0.19	0.21	0.23
Earnings per share attributable to Nevsun shareholders - diluted	0.22	0.19	0.20	0.23

In US $000s (except per share data)	2011 3rd	2011 2nd	2011 1st	2010 4th
Revenues	$186,502	$136,085	$54,315	$-
Net income (loss) attributable to Nevsun shareholders	53,323	35,287	11,803	(1,748)
Earnings (loss) per share attributable to Nevsun shareholders - basic	0.27	0.18	0.06	(0.01)
Earnings (loss) per share attributable to Nevsun shareholders - diluted	0.27	0.17	0.06	(0.01)

Liquidity and capital resources

The Company’s cash and cash equivalents at September 30, 2012 was $378,925 (December 31, 2011 – $347,582). The Company believes that its cash and cash equivalents, along with ongoing cash flows, will be sufficient to meet its operating and development cash requirements for at least twelve months.

During Q3 2012 the Company generated $79,632 of cash in its operating activities (Q3 2011 – $102,911). During the nine months ended September 30, 2012 the Company generated $146,803 in cash flows from operating activities (nine months ended September 30, 2011 – $242,176). In Q3 2012, the Company paid $30,037 (Q3 2011 - $nil) in income taxes and for the nine months ended September 30, 2012 it paid $169,586 (nine months ended September 30, 2011 - $nil).

The Company used $25,200 in investing activities in Q3 2012 (Q3 2011 – $18,950). The Company spent $2,415 on property, plant and equipment related to the gold phase in Q3 2012 compared to $8,559 in Q3 2011. The Company spent $19,630 on property, plant and equipment related to the copper phase in Q3 2012 compared to $8,711 in Q3 2011. The Company spent $2,600 on exploration and evaluation work during Q3 2012 compared to $1,680 in Q3 2011. The Company used $62,050 in its investing activities for the nine months ended September 30, 2012 (nine months ended September 30, 2011 –$3,656). In the nine months ended September 30, 2011 the Company received $48,613 in proceeds on sale of pre-production gold sales that were credited to investing activities. The Company spent $9,210 on property, plant and equipment related to the gold phase in the nine months ended September 30, 2012 (nine months ended September 30, 2011 - $35,096). The Company spent $46,294 on property, plant and equipment related to the copper phase in the nine months ended September 30, 2012 (nine months ended September 30, 2011 – $12,608). The Company spent $4,850 on exploration and evaluation work in the nine months ended September 30, 2012 (nine months ended September 30, 2011 – $4,565).

During Q3 2012 the Company used $44,857 (Q3 2011 – $44,722) in its financing activities. In Q3 2012 the Company received $5,731 and $369 in related interest from the non-controlling interest as partial payment on the sale of 30% of the Bisha Mine. No such proceeds were received in Q3 2011. Dividends of $38,000 (Q3 2011 – $nil) were paid to the non-controlling interest. In Q3 2011 the Company repaid $41,000 in advances to the non-controlling interest. As the advances were entirely repaid by the end of 2011, no such repayments were made in Q3 2012. In Q3 2012, the Company spent $3,141 to repurchase and cancel 800,000 shares. No such share repurchases and cancellations were made in Q3 2011. During Q3 2012 the Company paid $9,976 in dividends to shareholders (Q3 2011 – $5,935).

The Company used $53,410 in its financing activities in the nine months ended September 30, 2012 and $62,003 in the same period in the prior year. During the nine months ended September 30, 2012, the Company paid dividends to shareholders of $19,989 (nine months ended September 30, 2011 – $5,935), paid dividends to non-controlling interest of $64,000 (nine months ended September 30, 2011 – $nil) and received payments from non-controlling interest, as partial payment on the sale of 30% of the Bisha Mine, of $34,223 (nine months ended September 30, 2011 – $nil). In the nine months ended September 30, 2011, the Company used $4,103 to repay loans, advances and interest on such to non-controlling interest. As the loans, advances and interest on such were extinguished by the end of 2011, there were no such payments in 2012. In the nine months ended September 30, 2012 the Company spent $6,272 to repurchase and cancel 1,732,600 shares. No such repurchases and cancellations were made in 2011.

Commitments and contractual obligations

On April 15, 2012 the Company increased an environmental bond to cover remediation liabilities for Bisha to $7,500 at a cost of 1% per annum. The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements.

Contingencies

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012 and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the “US Actions"). The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011 and February 6, 2012. Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class. By order of court, the two cases have been consolidated, and a consolidated amended complaint was filed on August 21, 2012. On September 20, 2012, the Company filed a motion to dismiss all claims against the Company and its officers. The legal briefing of that motion is expected to be completed on November 7, 2012, after which the federal court will rule on the motions. The Company does not expect a ruling before December 2012 at the earliest.

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012 naming the Company and certain officers of the Company as defendants (hereafter the “Canadian Actions”). The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario Securities Act, as well as the equivalent statutes of other provinces, (ii) negligent misrepresentation, and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011 to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges. The Canadian Actions are based on essentially the same set of facts and the same alleged misrepresentations as the U.S. Actions. The plaintiff seeks damages in the sum of $100 million plus interest and costs, on behalf of the putative class. The Canadian Actions are expected to proceed much more slowly than the U.S. Actions, due to differences between U.S. and Canadian procedural rules.

It is not possible at this time to estimate the ultimate outcome of the US and Canadian Actions. The Company believes the allegations are without merit and will vigorously defend itself.

Outstanding share data

As of November 6, 2012 the Company had 198,887,815 shares and 8,362,500 options issued and outstanding. On March 19, 2012 the Company announced a common share repurchase program in accordance with the rules of the Toronto Stock Exchange. The program allowed for the purchase of up to 4,009,408 common shares of the Company, representing approximately 2% of the 200,470,415 common shares issued and outstanding as at March 15, 2012. The purchases were authorized to commence no earlier than March 26, 2012 and continued until September 26, 2012. At completion of the repurchase program, 1,732,600 shares had been repurchased and cancelled for a cost of $6,272.

Non-GAAP measure

Cash cost per ounce sold is a non-GAAP (Generally Accepted Accounting Principles) financial measure and includes all costs absorbed into costs of sales, as well as royalties and by-product credits, but excludes depreciation and depletion and share-based payments. It is intended to provide additional information and does not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate cash cost per ounce differently. We have defined cash cost per ounce sold below and reconciled it with the IFRS measures we report.

Cash cost per ounce sold:

In US $000s (except per ounce data)				Nine months ended September 30,
	Q3 2012	Q2 2012	Q1 2012	2012	2011
Costs of sales	$44,510	$38,042	$38,762	$121,314	$88,373
Less silver by-product sales	(7,442)	(7,818)	(7,128)	(22,388)	(2,749)
Less non-cash items:
Depreciation and depletion	(7,160)	(7,745)	(8,274)	(23,178)	(17,646)
Share-based payments	(186)	(342)	(337)	(864)	(549)
Cash operating costs	$29,722	$22,137	$23,023	$74,884	$67,429
Gold ounces sold during operating period(1)	96,700	87,500	83,100	267,300	234,700
Cash cost per ounce sold	$307	$253	$277	$280	$287
(1)	The 2011 operating period was from February 22, 2011 to September 30, 2011 only.

Gold cash costs per ounce for Q3 2012 were $307 on 96,700 ounces sold, which included $77 per ounce in silver by-product credits, an increase from $253 per ounce in Q2 2012, including $89 per ounce in silver by-product credits, and from $277 per ounce in Q1 2012, including $86 per ounce in silver by-product credits. The increase in cash operating costs in Q3 2012 compared to Q1 and Q2 2012 is primarily attributed to no longer deferring costs related to copper phase stripping, as copper phase stripping was completed in Q2, and higher fuel, mill consumables and labour costs. Gold cash costs per ounce for the nine months ended September 30, 2012, were $280 on 267,300 ounces sold, which included $84 per ounce in silver by-product credits, while gold cash costs per ounce for the comparative prior year period were $287 on 234,700 ounces sold which included $12 per ounce in silver by-product credits.

Use of financial instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents. To minimize risk, the Company’s funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. A high percentage of the funds are maintained in accounts outside of Africa.

Loans and receivables, particularly trade receivables, are with internationally recognized, credit worthy precious metals refiners. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar.

Critical accounting estimates

Critical accounting estimates used in the preparation of the condensed consolidated interim financial statements include the Company’s determination of the commencement of commercial production, assessment of the Company’s functional currency, estimation of the provision for reclamation and closure, revision of indicators of impairment, determination of impairment charges for long-lived assets and the available-for-sale investment, determination of mineral reserves, valuation of share-based payments and deferred income tax asset valuation reserves, classification of current and non-current portions of due from non-controlling interest and income taxes payable, which are based on mine cash flows, among others. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in the condensed consolidated interim financial statements have been impacted by management’s determination that its Bisha Mine reached the operating levels intended by management on February 22, 2011.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, described under the heading “Risk Factors” in the Company’s Annual Information Form and 2011 MD&A. Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on mineral resource and reserve reports by independent engineers on the Bisha property in Eritrea. All of these assumptions are potentially subject to change, out of the Company’s control and such changes are not readily determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, feasibility studies, accessible facilities, existing permits and life of mine plans.

The Company considers both external and internal sources of information in assessing whether there are any indications that property, plant and equipment are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of property, plant and equipment. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties using an appropriate discount rate. Reductions in metals prices forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment.

The Company has an obligation to reclaim its property after the minerals have been mined from the site. As a result, the Company has recorded a liability for the best estimate of the reclamation and closure costs it expects to incur. The Company has estimated applicable inflation and discount rates as well as expected reclamation and closure time frames. To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded and depreciation.

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of the Company’s shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

In determining the classification of the current and non-current portions of due from non-controlling interest, the Company makes estimates of the future after-tax cash flows expected to be derived from the Company’s mining properties. Reductions in metals prices forecasts, increases in estimated future costs of production, increases in estimated future expansionary and non-expansionary capital expenditures could result in a change in the classification of the current and non-current portions of the due from non-controlling interest.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Changes in internal control over financial reporting

With the participation of our Chief Executive Officer and our Chief Financial Officer, management evaluated whether there has been any change in our internal control over financial reporting during the three months ended September 30, 2012.

There were no material changes to the Company’s internal controls over financial reporting during the three months ended September 30, 2012.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Related party transactions

Except for those transactions with the non-controlling interest disclosed in this MD&A and in the September 30, 2012 condensed consolidated interim financial statements, there were no material transactions with related parties during the three and nine months ended September 30, 2012.

Risk factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. A list of some of the risks the Company faces are included in the section titled “Risk Factors” in the Company’s Annual Information Form and 2011 annual MD&A. Other risk factors include the risks that (1) the unusually high but unpredictable gold grades the Company experienced at the Bisha Mine may not continue for as long as the Company currently estimates; (2) the Company’s transition from oxide phase to copper plant expansion may not take place in the time frames currently anticipated; (3) the lower gold production forecast for 2012, or other intervening events, may materially affect the currently projected mine life of the Bisha Mine; and (4) the purchase price agreed for the disposition of 30% of the Bisha Mine may require adjustment as a result of the revised production guidance. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the foregoing risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Cautionary notes to investors – mineral reserve and resource estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates in our Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

Forward Looking Statements

The above contains forward-looking statements regarding future gold production, future gold recoveries, gold production grades, future gold cash production costs, future copper phase expansion, timing of copper production, and future Mogoraib exploration programs.

Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, or unforeseen government actions; (iv) the Company experiences the loss of key personnel; (v) the mine operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013. Other risks are more fully described in the Company’s most recent Management Discussion and Analysis, which is incorporated herein by reference. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Please see the Company’s Annual Information Form and 2011 annual Management Discussion and Analysis for a more complete discussion of the risk factors associated with our business.

“Cliff T. Davis”
Cliff T. Davis

President & CEO
November 6, 2012